Exhibit 99.1

FCA Appoints Chief Technical Compliance Officer

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) today announced the appointment of Mark Chernoby, as the Group’s new Chief Technical Compliance Officer. This newly created role will assume responsibility for overseeing all regulatory compliance programs in FCA’s four operating regions, both in terms of safety and emissions, including CAFE compliance in the U.S. The move is effective immediately.

“The speed of introduction of new standards in all of our operating regions has made the creation of this role a necessity. While FCA strives to carry out its technical development with the greatest respect for and adherence to standards, the central coordination and oversight of internal checks and conformity activities under a senior executive is expected to substantially reduce the risk of non-compliance events and promote uniformity of approach in all of our operating regions,” said Sergio Marchionne, Chief Executive Officer of FCA.

When fully functional, the Technical Compliance Office will be responsible for evaluation and approval of all new product development initiatives and any changes in the technical standards, including emissions for products currently in production.

Mark Chernoby has more than 20 years’ experience with FCA where he most recently held the position of Chief Operating Officer for the Engineering and Development function of the Group. He will continue to report to the Chief Executive of the Group.

London, 20 July 2016

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